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November 1, 2016
Ms. Jan Woo
Branch Chief – Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Function (X) Inc.
Registration Statement on Form S-1
Filed August 11, 2016
File No. 333-213084

Dear Ms. Woo:

On behalf of Function(x) Inc. (the “Company”), we are writing to respond to the comments raised in the letter, dated September 7, 2016, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on August 11, 2016 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission.

1. You seek to register up to 74,444,471 shares of common stock underlying convertible debentures and warrants on the behalf of selling stockholders. We note that this amount exceeds the number of public shares of your common stock held by non-affiliates and also exceeds the total number of your outstanding common stock. Accordingly, it is appears that your offering may be an indirect primary offering ineligible for an at-the-market offering under Rule 415(a)(1)(x). Please provide us with a detailed legal analysis as to why you believe you are eligible to register this transaction as a delayed or continuous secondary offering under Rule 415. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules available on our website.

Response: The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits that the proposed offering of shares of the Company’s common stock by the selling stockholders as contemplated by the Registration Statement is appropriately characterized as an offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling security holders in a secondary offering. The Company will not receive any proceeds from the resale of note conversion shares registered pursuant to the Registration Statement; all such proceeds will be received by the selling stockholders. However, the Staff has noted in Securities Act Rules Compliance and Disclosure Interpretation (“CDI”) 612.09 that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.” The Company respectfully submits that, upon a proper evaluation of the totality of the factors and circumstances articulated in CDI 612.09, the proposed offering is a valid secondary offering as to which the selling stockholders are not acting as underwriters or otherwise as a conduit for the Company, and consequently all of the shares may be registered under Rule 415(a)(1)(i).
As indicated in the Registration Statement, the Company will not receive any proceeds from the resale of shares pursuant to the Registration Statement. Instead, the selling stockholders will receive all proceeds received from any resales by them. As CDI 612.09 indicates, the question is a “difficult factual one” involving an analysis of various factors and “all the circumstances.” Specifically, CDI 612.09 states that consideration should be given to the following factors:
1.how long the selling shareholders have held the shares,
2.the circumstances under which they received them,
3.their relationship to the issuer,
4.the amount of shares involved,
5.whether the sellers are in the business of underwriting securities, and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
Each of the relevant factors listed in CDI 612.09 is discussed below in the context of the Registration Statement. In our view, based on a proper consideration of all of those factors, the Staff should conclude that the proposed offering is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore, the registration of all of the shares is permissible under Rule 415(a)(1)(i). In other words, we believe that the totality of the facts and circumstances in this case clearly demonstrates that the registration of the shares relates to a valid secondary offering, and the selling stockholders are not acting as underwriters or otherwise as a conduit for the Company with respect to the shares covered by the Registration Statement.
1.    The Period for which the Selling Stockholders have Held the Shares
The 74,444,471 shares of common stock being registered pursuant to the Registration Statement consist of (i) 48,888,906 shares of common stock underlying the Debentures issued in a Private Placement, consisting of (x) 780,230 shares of common stock that are currently issuable and (y) 48,108,676 shares of common stock that may become issuable upon conversion of the Debentures if the Company is required to adjust the conversion price from the current conversion price of $6.266 to $0.10, the lowest possible conversion price, and (ii) an additional 25,555,565 shares of common stock underlying the Warrants issued in the Private Placement, consisting of (x) 407,850 shares of common stock that are currently issuable and (y) 25,147,715 shares of common stock that may become issuable upon exercise of the Warrants if the Company is required to adjust the exercise price from the current conversion price of $6.52 to $0.10, the lowest possible conversion price, based on the Company’s good faith estimate that capitalized interest will be added to the outstanding principal amount of the Debentures on a quarterly basis at a rate of 10.0% per annum. As discussed in more detail below, as a result of the Company’s 1 for 20 stock split, which was effective as of September 16, 2016, it is unlikely that the conversion price would ever be adjusted to $0.10 per share, and the parties do not intend or expect to issue all of the additional shares included in the registration statement.
The private placement of Debentures and Warrants was completed, and all Debentures and Warrants were issued, on July 12, 2016 pursuant to binding obligations arising out of the Securities Purchase Agreement entered into on that date.
We believe it is important to note that CDI 139.13 provides that no minimum holding period is required where the Company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale Registration Statement. The sixteen selling stockholders invested an aggregate of $4 million in the Debentures and Warrants over three months ago and have effectively accepted the market risk of their investment from the July 12, 2016 closing.
Furthermore, the Staff’s “PIPEs” interpretation, as set forth in CDI 116.19 (the “PIPEs Interpretation”) provides in relevant part that:
“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”
The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be a valid secondary offering, the holding period of the selling stockholders here should be more than sufficient for a valid secondary offering.
This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions (including this one) a registration statement is required to be filed shortly after closing and is required to be declared effective shortly thereafter. In addition, in this case, the selling stockholders understood that an extended holding period was possible, given the potential for a review of the Registration Statement by the Commission. The Registration Rights Agreement entered into between the selling stockholders and the Company on July 12, 2016 had provided that the Registration Statement would be filed as soon as practicable but in no event later than August 12, 2016 (the date which is 30 calendar days after closing of the Private Placement), with the Company agreeing to use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable but in no event later than 90 days after the filing date.
Further, as discussed in more detail below, the selling stockholders made their investment decision to purchase the Debentures and Warrants fully understanding that there would be only extremely limited trading activity in the Company’s common stock. It is clear that the Company and the selling stockholders effectuated the Private Placement because of the Company’s critical need for cash, and in so doing, enhanced the Company’s cash position and cash flow in the near term and preserved the Company’s operations and helped to maintain it as a going concern. The context of the Company’s financing needs, and the relative illiquidity of the market for the Company’s common stock, support the conclusion that the selling stockholders participated in the financing as part of their respective long-term commitments to help preserve and grow the Company, and not for the purpose of distributing securities on behalf of the Company.
The factors discussed above, including the length of time that has elapsed since the securities were originally acquired by the selling stockholders and that will ultimately elapse prior to the shares of common stock first becoming saleable in the public market, and the fact that the selling stockholders were aware at the July 12, 2016 closing that, for various reasons, they would be unable to quickly exit their positions with respect to the Company’s common stock, in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.
2.    The Circumstances under which the Selling Stockholders Received the Shares
All of the securities issued to the selling stockholders were issued pursuant to a private placement transaction exempt from the registration requirements of the Securities Act. Specifically, the securities were offered, sold and issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering and Rule 506 of Regulation D promulgated thereunder. Accordingly, the securities held by the selling stockholders are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Each of the selling stockholders made specific representations to the Company pursuant to the Purchase Agreement that such selling stockholder is acquiring the securities in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration, and that such selling stockholder does not have a present agreement or understanding, directly or indirectly, to effect any distribution of the securities to or through any person or entity. The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that any selling stockholder has any plan to act in concert to effect a distribution of its securities. Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the selling stockholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the selling stockholders have taken any actions to condition or prime the market for the potential resale of the shares. To do so would result in a breach of the Purchase Agreement by the respective selling stockholders.
Further, the present circumstances, including the type of security being registered and the form on which the Registration Statement has been filed, do not raise the issues of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The conversion price of the Debentures is fixed at $6.266 and exercise price of the Warrants is fixed at $6.52, each subject to adjustment in the event of stock splits or combinations, stock dividends, recapitalizations or similar events, and subject to other customary anti-dilution adjustments (described below). The conversion rate is calculated by dividing the sum of the principal to be converted, plus all capitalized interest thereon, by $6.266 per share in the case of the Debentures, and by $6.52 in the case of the Warrants. If the Company subsequently makes certain issuances of common stock or common stock equivalents at an effective purchase price less than the then-applicable conversion price, the conversion price of the Debentures and the Warrants will be reduced to such lower price. This anti-dilution provision contained in the Debentures and the Warrants is a market term in comparable offerings, and was necessary in order to effectuate the Private Placement and provide the Company with much needed operating capital given the significant constraints on the Company’s liquidity and cash flows. As a result, the Company does not expect that the conversion price will ever be adjusted to the floor of $0.10 per share nor does it expect that the maximum number of shares will ever be issued.
There will be no anti-dilution adjustments or resets of the conversion price or the exercise price based solely on the trading price of the Company’s common stock, and accordingly the Debentures and Warrants lack the “toxic” or “death spiral” features about which the Staff has historically expressed concern. Further, the anti-dilution provision is subject to standard exceptions for issuances in connection with equity compensation plans (thereby allowing the Company to run and grow its business by incentivizing employees and directors), and issuances in connection with the conversion or exercise of options or convertible securities outstanding prior to the Closing of the Private Placement on such terms as then in force.
In that regard, the Company understands that the Commission had become concerned about the public resale of securities purchased in so-called “toxic” transactions, and accordingly monitored the attempted resale of securities resulting from these types of transactions. Specifically, the Commission compared the number of shares that an issuer attempted to register to the total number of shares outstanding held by non-affiliates. In screening for these types of offerings, the Staff looked at situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to be a substitute for a complete analysis of the factors cited in CDI 612.09. It has been reported that the Staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the Staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. The Company notes that the resale of the shares covered by the Registration Statement does not raise any of these “toxic” offering concerns which the Staff has focused on in the past. Further, the Registration Statement has been filed on Form S-1 rather than Form S-3; the Company is not attempting to register shares on a secondary basis using a form that the Company is not eligible to use to register shares on a primary basis.
Additionally, the selling stockholders obtained the Debentures and Warrants overlying the shares offered in the Registration Statement through a privately negotiated transaction completed at arms’-length, after a process involving months of rigorous review and evaluation by the Company prior to entry into the Securities Purchase Agreement.
The Private Placement is an investment transaction that has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. The selling stockholders purchased the securities in question and there is no agreement or arrangement regarding the price at which they will resell the common stock underlying the Debentures or Warrants to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, the selling stockholders are taking investment risk with regard to the securities they acquired and there is no certainty that they will receive a premium on the resale of any common stock underlying the Debentures or Warrants. The structure of the transaction as secured convertible Debentures and Warrants is consistent with its investment character. In addition, there has been a limited trading market for the common stock (as noted above, the three-month average daily trading volume as of October 28, 2016 was 28,651 shares), and trading in the common stock may become even more difficult and the share price could decrease below the $3.95 closing price of October 28, 2016, which price is approximately 37% below the $6.266 conversion price of the Notes and 39% below the $6.52 exercise price of the Warrants. Therefore, the selling stockholders may not be able to resell the shares of common stock at or above their investment price. In fact, based on the closing price of the Company’s common stock on October 28, 2016 of $3.95 per share, if the selling stockholders were to resell any shares, they would take an approximate 39% loss on their investment, as noted above. The selling stockholders have borne the market risk of their Debentures and Warrants for more than three months, during which time the price of the Company's common stock traded as low as $3.04 per share.
The existence of the Registration Rights Agreement does not alter the conclusion that the transaction was more like a traditional investment than an underwriting; nor does the registration of the shares mean that all or any particular amount of the shares will be sold in the near term or at any other particular time. The Company notes that there are many reasons why investors prefer shares registered other than to effect an immediate sale, including, but not limited to: (i) the fact that some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount, without taking into account whether such investment funds intend to dispose of their shares or to hold them for an indefinite period; and (ii) the fact that not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the Company, which concern would be heightened if the particular investor is a fiduciary of other people’s money and therefore subject to a common law duty to act prudently.
None of the selling stockholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the selling stockholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement. Nor are the selling stockholders acting as a group with respect to their holdings; decisions on whether and when to resell any of their respective holdings of shares being registered will be made by each of the sixteen selling stockholders. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of shares under the Registration Statement. Instead, the selling stockholders will receive all proceeds received from resale of the shares.
3.    The Selling Stockholders’ Relationships to the Issuer
Despite the significant beneficial ownership interests in the Company held by the selling stockholders when considered in the aggregate, the Company respectfully advises the Staff that the selling stockholders (whether considered individually or in the aggregate) do not constitute an “alter ego” of the Company and do not act as a conduit for the Company. An analysis of the pre- and post-transaction relationships indicate that the selling stockholders acquired the securities in the Private Placement on an arms’-length basis for investment purposes as principals, not as agents, while holding a long-term investment view of the Company and its business and absorbing the market risk for all securities purchased.
Pre-Transaction Relationships. Prior to the closing of the Private Placement, none of the selling stockholders owned any shares of the Company’s common stock. Other than the employees of Aegis Capital Corporation, an entity that acted as the placement agent for the Company during the Private Placement, none of the selling stockholders had a prior relationship or other connections to the Company. As noted above, certain employees of Aegis received Warrants overlaying less than 4% of the shares of common stock issued by the Company in the Private Placement.
Post-Transaction Relationships. The post-closing interests of the selling stockholders are limited to their respective interests in the Debentures and Warrants which they purchased in the Private Placement. The selling stockholders purchased the Debentures and Warrants as principals and not as agents of the Company, undertaking full market risk with respect to their respective investments. The Debentures and Warrants were purchased by the selling stockholders with a long-term investment view of the Company’s position within its diversified media and entertainment space, and of the potential benefits that may arise in connection with the Company’s process of integrating its various assets and improving its results. Furthermore, as described above, the selling stockholders have agreed to “blocker” provisions in the Debentures and Warrants that will prevent any selling stockholder from even reaching a rebuttable presumption of affiliate status arising by virtue of stock ownership. The selling stockholders are responsible for paying any broker-dealer selling fees or underwriting discounts or commissions directly to any broker-dealers any of them may engage to assist in selling any securities, as applicable. The selling stockholders will retain all proceeds from any sales of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from any such sales.
4.    The Amount of Shares to be Sold by the Selling Stockholders
As of October 28, 2016, the Company had 3,192,657 shares of common stock outstanding. Of such shares, the Company believes approximately 1,212,730 shares are held by non-affiliates of the Company.
Although the Registration Statement seeks to register 74,444,471 shares on behalf of selling stockholders, the totality of the facts and circumstances in this case demonstrates that the Registration Statement relates to a valid secondary offering and the registration of the shares thereunder should be permitted under Rule 415(a)(1)(i). The initial conversion price for the debentures was $0.3133, and the initial conversion price for the warrants was $0.3264. The Debentures and Warrants also contain a “conversion floor” of $0.10 per share, which was required in order to receive NASDAQ approval for the transaction. In connection with the Company’s 1 for 20 reverse stock split, which was effective as of September 16, 2016, the conversion prices were adjusted pursuant to the terms of the Debentures and Warrants to $6.266 and $6.52, respectively. The conversion floor of $0.10 per share was not adjusted as a result of the reverse stock split. However, as a result of the reverse stock split, it is extremely unlikely that the Company would ever be required to issue shares at a conversion price of $0.10 per share. In addition, the transaction documents provide that a holder of debentures or warrants cannot convert those debentures and warrants if such conversion would result in the holder acquiring more than 4.99% of the Company’s outstanding common stock (though such provision can be waived upon 60 days’ notice by a holder of Debentures or Warrants). NASDAQ shareholder approval rules would also require the Company to seek shareholder approval if more than 20% of the Company’s common stock were to be issued in connection with conversions of the debentures and warrants. As a result of the foregoing, it is extremely unlikely that the Company would ever issue all of the shares being registered.
Furthermore, as discussed in more detail below, we note that the trading of the Company’s stock is limited. The limited volume will effectively limit the number of shares that the selling stockholders will be able to sell pursuant to the Registration Statement.
We note that the amount of shares involved is only one factor cited in CDI 612.09 to be considered by the Staff in applying Rule 415. We further note that restricting the Company’s offering based solely on the number of shares offered would contradict previous interpretative positions taken by the Staff. For example, CDI 612.12 describes a scenario where a holder of a large percentage of the outstanding stock is permitted to effect a valid secondary offering. The interpretation states, in relevant part, that:
“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415 (a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”
In addition, CDI 216.14, regarding the use of Form S-3 to effect a secondary offering, provides:
“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)
We note in that regard that the shares covered by the Registration Statement underlie Debentures and Warrants held not by one large holder but by sixteen separate security holders.
In addition, we note that the number of shares being registered is intended to cover the full amount that could possibly be issued if the conversion price adjusts to the lowest price permissible, $0.10 per share. The parties do not intend or expect that the full number of shares would ever be issued, especially given the limitation in the transaction documents on conversion if such conversion would result in a holder owning in excess of 4.99% of the Company’s common stock. If the Debentures and Warrants are issued at their current conversion prices, then the Company would issue up to 1,188,080 shares of Common Stock, subject to the limitation on conversion if it would result in a holder owning in excess of 4.99% of the Company’s common stock as provided in the transaction documents.
These interpretive positions make clear that the amount of shares offered is not the final determinative factor in whether or not an offering is properly characterized as a secondary offering, and in fact should be disregarded entirely except in situations where the other facts clearly indicate that the offering is not in reality a secondary offering. Here, despite the fact that the number of shares the Company seeks to register for resale exceeds the number of shares of common stock currently held by non-affiliates of the Company, the other facts discussed elsewhere in this response with regards to (i) the Company; (ii) the selling stockholders’ assumption of market risk and history of conduct and disclosures supporting a long- term investment interest in the Company; and (iii) the shares covered by the Registration Statement, including as to their lack of toxic features that have historically given rise to the Staff’s concerns, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).
In addition, notwithstanding the large number of shares of common stock represented by the shares covered by the Registration Statement, the Company understands, as discussed below, that the selling stockholders are not engaged in the business of underwriting securities and that the selling stockholders acquired the securities in the ordinary course of their respective businesses, consistent with their respective investment approaches. The Company further understands that the selling stockholders have not entered into, nor are they otherwise bound by, any arrangement with any person to participate in the distribution of its Company securities, and the selling stockholders each represented to the Company that they did not acquire the securities with a view toward distribution in violation of the Securities Act. Rather, the Company expects that, other than in private sales, the selling stockholders will sell the shares in ordinary brokerage transactions through third-party brokers, without the involvement of the Company, for the account of the selling stockholders and their respective nominees, and not for the benefit of the Company. The Company further notes that it has not engaged, and will not engage, in any road shows or other similar activities to condition or “prime” the market for the sale of the shares.
5.    The Selling Stockholders are not in the Business of Underwriting Securities
The selling stockholders are comprised of individuals and private investment funds. Certain employees of Aegis received warrants in their individual capacity. As noted above, certain employees of Aegis collectively own Warrants overlaying less than 4% of the shares of common stock being registered pursuant to the Registration Statement.
Except for certain employees of Aegis, the Company has been advised by the selling stockholders that none of them are broker dealers or affiliates of broker dealers. To the Company’s knowledge, none of the selling stockholders are in the business of underwriting securities. In fact, several of the selling stockholders have a long history of investing in companies and maintaining an ownership interest in the companies with which they engage in those transactions.
As noted above, each of the selling stockholders made specific representations to the Company pursuant to the Purchase Agreement that such selling stockholder is acquiring the securities in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Company is not aware of any evidence that would indicate that these specific representations were false.
Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each selling stockholder has represented that such selling stockholder has purchased the Debentures and Warrants in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration, and they do not have a present agreement or understanding, directly or indirectly, to effect any distribution of the securities to or through any person or entity. (italics supplied). Further, the actual issuance of the shares covered by the Registration Statement is not conditioned upon the prior effectiveness of the Registration Statement or otherwise upon the selling stockholders’ respective ability to resell any of the shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present here.
6.    Under all of the Circumstances, the Selling Stockholders are Not Acting as a Conduit for the Company
As of the July 12, 2016 closing date of the Private Placement, the three-month average daily trading volume of the Company’s common stock was approximately 34,292 shares. According to the “Yahoo! Finance” website, the three-month average daily trading volume of the Company’s common stock as of October 28, 2016 was approximately 28,651 shares. Given these facts, the selling stockholders do not and could not expect to have the ability to quickly exit their respective positions, even if they desired to do so. We respectfully submit that the selling stockholders’ ability to attempt a distribution of their shares would be severely limited because the market simply could not absorb that amount of common stock, even if registered. For example, if the selling stockholders were to attempt to liquidate their positions in the currently issuable shares in the open market, and assuming that no other person sold a single share of the Company’s common stock, it would take the selling stockholders approximately 44 trading days, to do so at the current daily trading volume. It should also be noted that, particularly given the secured nature of the Debentures, it would seem unlikely that the selling stockholders would consider converting the Debentures into shares of common stock and selling those shares in the market unless there were sufficient liquidity at a trading price above the Debenture conversion price, though the common stock is currently trading at a price well below the $6.266 conversion price of the Debentures—the Company’s common stock closed at $3.95 on October 28, 2016 and has traded in the last few weeks at a price as low as $3.04 per share. Based on the trading price of the Company's common stock as compared to the conversion price of the Debentures, the selling stockholders have borne, and continue to bear, substantial market risk with respect to their securities. Given the “underwater” status of the conversion price and the length of time it would take the selling stockholders to liquidate their positions, it is not credible to conclude that the selling stockholders have purchased their Debentures for the purpose of making a distribution of the underlying shares (nor that they would convert their Debentures and lose the first lien secured priority of their investment given the current market price of the underlying shares). Assuming the selling stockholders were to convert all of their Debentures today and sell underlying shares on the open market (and further assuming sufficient liquidity on the market to sell the shares, which events are unlikely for the reasons stated above), the selling stockholders would experience an approximate 39% loss on their respective investments based on a comparison of the $6.266 conversion price and the $3.95 closing price of the Company’s common stock as of October 28, 2016 and giving effect to interest capitalized to date, for an aggregate loss for all selling stockholders of approximately $1.6 million of the $4 million principal amount invested in the Debentures at issuance. In this situation, common in many PIPE transactions, the concept that the selling stockholders have “freely tradable” shares is more theoretical than real. For all practical purposes, the selling stockholders are largely locked in to their investments, regardless of whether the shares are registered.
The selling stockholders are investors in the Company and have agreed to incur the economic risk of their investments. The facts that (i) the conversion price of the Debentures and the exercise price of the Warrants are currently far “out-of-the-money” when compared with the current market price of the Company’s common stock and (ii) the average daily trading volume of the Company’s common stock is currently extremely limited support a conclusion that the selling stockholders have borne, and will likely continue to bear for some time into the distant future, the investment risk of their purchase of securities from the Company. In contrast to the selling stockholders above, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. Finally, the Debentures and Warrants in question do not present the investor concerns attendant to certain types of “toxic” securities that we believe the Staff was focused on in developing its guidance related to Rule 415 offerings.
Based on the foregoing analysis and the consideration of all circumstances, the Company believes that the facts do not support the determination that the selling stockholders are acting as a conduit for the Company. In that regard, the Company believes that the selling stockholders have made individual investment decisions to purchase the securities in the Private Placement. The Company is not aware of any evidence that would suggest that any of the selling stockholders are acting, individually or together, to effect a distribution of the shares underlying the Debentures and Warrants.
For the reasons set forth above, the Company respectfully submits to the Staff that the that the proposed resale of shares by the selling stockholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

2.    Please advise us the timing of your proposed 20-for-1 reverse stock split proposed in Item 1 of your definitive information statement filed on August 19, 2016. If the reverse stock split will be consummated prior to the effectiveness of your registration statement, please revise share and per share amounts retroactively throughout your registration statement and financial statements and notes.
The Company acknowledges the Staff’s comment and has revised the registration statement to reflect the reverse stock split that was effective as of September 16, 2016.
3.    Please update your registration statement to address any material changes since filing. We note, for example, that you entered into a new Note Exchange Agreement with affiliates of your CEO Robert F.X. Sillerman to comply with Nasdaq listing requirements regarding minimum stockholders’ equity, you received a letter from Nasdaq that you are no longer in compliance with the majority of independent directors requirement, and that you are seeking authorization for a 20-for-1 reverse stock split. Also, please advise us how the Note Exchange Agreement filed with your Form 8-K on August 22, 2016 affects the recapitalization of debt held by affiliates of Mr. Sillerman, as proposed in Item 2 of your definitive information statement filed on August 19, 2016.
The Company acknowledges the Staff’s comment and has revised the registration statement to reflect any material changes since filing.
As disclosed in the Company’s Form 8-K filed on August 22, 2016, the Company and Sillerman Investment Company III, LLC (“SIC III”), Sillerman Investment Company IV, LLC (“SIC IV”), and Sillerman Investment Company VI, LLC (“SIC VI”), each an affiliate of Robert F.X. Sillerman, the Company’s Executive Chairman and Chief Executive Officer, entered into a Note Exchange Agreement pursuant to which $30,174,969, which represents all of the outstanding principal and accrued interest of certain notes held by SIC III, SIC IV, and SIC VI (the “Sillerman Notes”) other than $900,000 of debt held by SIC IV pursuant to that certain Line of Credit Grid Promissory Note dated as of June 11, 2015 (the “SIC IV Note”), is to be exchanged for 30,175 shares of the Company’s Series C Preferred Stock. The exchange price (and therefore the number of shares set forth above) is $1,000 per share. The Note Exchange Agreement provides for the newly issued shares to be held subject to the obligations to convert the shares into common stock on the terms and on the conditions set forth in the Exchange Agreement described in the Company’s Form 8-K filed on July 13, 2016, and subject to the additional obligations set forth in the Subordination Agreement and the Lockup Agreements also described therein. The $900,000 of debt that remains outstanding under the SIC IV Note will also remain subject to the Exchange Agreement. The transactions effected by the Note Exchange Agreement were intended to improve the Company’s balance sheet pursuant to the Company’s plan to remain listed on the NASDAQ Capital Market.
Because the shares of Series C Preferred Stock issued in connection with the Note Exchange Agreement are subject to the terms and conditions of the previously disclosed Exchange Agreement, the recapitalization plan as disclosed in the Company’s information statement filed on August 19, 2016 has not materially changed. The exchange of the notes for Series C Preferred Stock was intended as an intermediate step in order to satisfy the continued listing requirements of NASDAQ. The Company still intends to complete the recapitalization on the terms disclosed in the information statement with the end result that the affiliates of Mr. Sillerman will exchange their securities for common stock of the Company.
4.    In your definitive information statement filed on August 19, 2016, you disclose that should all of the shares of common stock underlying convertible debt, warrants, and convertible preferred stock, and common stock that may be issued to retire debt related to MGT Sports, Inc. occurs, public shareholders may only hold 3.1% of the total shares of common stock on a post-conversion basis. Please revise where appropriate to describe this possible dilution to current public shareholders that may result from the conversions or future issuances of common stock similar to the “Dilution” section in your information statement.
The Company acknowledges the Staff’s comments and have revised the registration statement to disclose the potential dilution that may occur upon the issuance of shares of common stock of the Company pursuant to the retirement of debt, conversion of securities and other potential issuances.
5.    Please revise your selling stockholder table to disclose the maximum number of shares of common stock each selling stockholder may receive upon conversion or exercise of their convertible debentures or warrants at the lowest conversion price.
The Company acknowledges the Staff’s comments and has revised the selling stockholder table accordingly.
Should you have any questions or comments regarding the response set forth herein, or require any additional information, please do hesitate to contact me at (212) 549-0393. Thank you for your time and attention.
Very truly yours,

/s/ Aron Izower

Aron Izower

cc:    Edwin Kim, Esq.